August 17, 2007

VIA EDGAR AND FAX

Ms. Kathryn Jacobson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:  Telkonet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Form 10-Q for Quarter Ended March 31, 2007
File No. 1-31972

Dear Ms Jacobson:

We will not be able to respond to the comments by August 17, 2007, as originally stated. Accordingly, we respectfully request an extension of time until August 22, 2007 to allow us to prepare complete and accurate responses to the comments.

In advance of this response, please also be advised that we intend to file an amended Form 8-K, pursuant to the response to comment no. 20, as submitted in our letter filed on July 3, 2007. This document will be filed on Tuesday, August 21, 2007.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

Sincerely,

TELKONET, INC.

/s/ Richard J. Leimbach
Richard J. Leimbach
Vice President Finance